EXHIBIT 99.1

Hydrogenics Announces Board of Directors Appointment

MISSISSAUGA, Ontario, Jan. 19, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, announced that Sara Elford has been appointed to the Hydrogenics Board of Directors, effective immediately.

Ms. Elford has worked in the capital markets industry for over twenty years. After a brief period in New York City, she returned to Canada and became a sell-side equity research analyst in 1995 and continued in such capacity – including 17 years at Canaccord Genuity – until July 2015. Over the course of her analyst career, Ms. Elford followed a broad range of industries and business models, with a specific, but not exclusive, focus on emerging companies, technologies and/or sectors. According to Thomson Reuters Starmine, she was named in the top two for stock picking in her sector six times since 2003, and in 2005 she was named the top stock picker in Canada across all sectors and analysts.

Ms. Elford has been a CFA Charterholder since 1997 and completed the academic requirements for the directors’ education program with the ICD in 2015. She is currently a member of the FTSE Environmental Markets Committee and is also a member of the Board of Directors of Carmanah Technologies and Pure Technologies. She is a graduate of Bishop’s University in Quebec.

"We are very pleased to welcome Sara to the Board at Hydrogenics," said Doug Alexander, Chairman. "Sara’s indepth knowledge of emerging and growth companies in the technology sector will prove invaluable to Hydrogenics as we execute on our growth strategy in 2016 and beyond.”

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Bob Motz
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com